ADVANCING TO PRODUCTION	390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-20

POLYMET AND GLENCORE AGREE TO EXTEND DEBENTURES
AMEND EXCHANGE OF US$28.5 MILLION DEBENTURES FOR COMMON SHARES
AMEND EXISTING WARRANTS

Hoyt Lakes, Minnesota, November 30, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has renegotiated its debenture financing from Glencore AG (“Glencore”). The agreed amendments (collectively, the "Financing Amendments"), which are subject to regulatory approvals, are as follows:

  The maturity date of the Tranche A-D Debentures (collectively, the "Issued Debentures") has been extended from September 30, 2012 to the earlier of i) PolyMet giving Glencore ten days notice that PolyMet has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014.

  Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest will be exchanged into common shares of PolyMet at US$1.50 per share. The Issued Debentures were issued in four tranches (Tranches A-D) between October 2008 and September 2009. The total initial principal of the Debentures is US$25 million with US$3.548 million of accrued interest as of September 30, 2011.

  The warrants issued to Glencore in November 2010 (the "2010 Warrants") have been amended such that Glencore has the right to purchase 3 million common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, , subject to mandatory exercise if the 20-day volume weighted average price of PolyMet shares is equal to or greater than 150% the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of the North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the warrants, the warrants will expire.

The third and final tranche of the 2010 private placement, comprising the sale of 5 million common shares at US$2.00 per share no later than October 15, 2012 is unaffected by the amendments to the financing agreements, as are the off take and marketing agreements whereby Glencore will market all of PolyMet's products for a minimum of five years from the start of commercial production at NorthMet.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the six months ended July 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.